                               FORM 11-K

                  SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D. C.  20549

                             ANNUAL REPORT

[X]  Annual Report Pursuant to Section 15(d) of the Securities
Exchange Act of 1934 [Fee Required]

For the fiscal year Ended December 31, 1993

                                  OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the transition period from               to
                               -------------    -------------
Commission file number
                       --------------------------------------
a.  Full title of the Plan:

      THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION
                AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                     NORFOLK SOUTHERN CORPORATION
                        Three Commercial Place
                          Norfolk, VA   23510

                   TWENTIETH CENTURY INVESTORS, INC.
                         605 West 47th Street
                             P. O. Box 200
                        Kansas City, MO   64141

               MORGAN GUARANTY TRUST COMPANY OF NEW YORK
                            23 Wall Street
                          New York, NY  10015

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                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Managers have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         THRIFT AND INVESTMENT PLAN OF NORFOLK
                         SOUTHERN CORPORATION AND
                         PARTICIPATING SUBSIDIARY COMPANIES





Date:   March 29, 1994                  BY /s/ T. C. Sheller
      ------------------                  ------------------------
                                          T. C. Sheller, Chairman
                                             Board of Managers

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                      THRIFT AND INVESTMENT PLAN

                                  OF

  NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                             ANNUAL REPORT

                      December 31, 1993 and 1992







                           BOARD OF MANAGERS
                           -----------------
                    T. C. Sheller, Chairman
                    John R. Turbyfill
                    P. R. Rudder
                    H. C. Wolf



                               OFFICERS
                               --------
                    J. P. Rathbone, Controller
                    Perry J. Gilmer, Secretary
                    W. J. Romig, Treasurer


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                      THRIFT AND INVESTMENT PLAN

                                  OF

  NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                           TABLE OF CONTENTS




                                                         Electronic
                                                         Submission
Portion of Form 11-K hereby filed electronically:        Page Number
- ------------------------------------------------         -----------

Facing sheet - Form 11-K                                       1
Facing sheet Signature Page - Form 11-K                        2
Cover page of Annual Report                                    3
Table of Contents of Annual Report                             4
Independent Auditors' Report                                   5
Exhibit Index                                                  6
Exhibit 1 - Consent of Independent Auditors                    7



Portion of Form 11-K filed under cover of Form SE on March 29, 1994:
- -------------------------------------------------------------------

                                                             Page
                                                             ----
Statements of Net Assets Available for Benefits                6
Statements of Changes in Net Assets Available for Benefits     7
Notes to Financial Statements                                  8

                                                           Schedule
                                                           --------

Item 27a - Schedule of Assets Held for Investment Purposes     1
Item 27a - Schedule of Assets Held for Investment Purposes
             Which Were Both Acquired and Disposed of
             Within the Plan Year                              2
Item 27e - Schedule of Nonexempt Transactions                  3
Item 27b - Schedule of Loans or Fixed Income Obligations       4
Item 27c - Schedule of Leases in Default or
             Classified as Uncollectible                       5
Item 27d - Schedule of Reportable Transactions                 6

                     INDEPENDENT AUDITORS' REPORT
                     ----------------------------
The Board of Managers
Thrift and Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We have audited the accompanying statements of net assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan (Item 27a-Schedule of Assets Held for Investment Purposes, Item 27a - Schedule of Assets Held for Investment Purposes Which Were Both Acquired and Disposed of Within the Plan Year, Item 27e - Schedule of Nonexempt Transactions, Item 27b - Schedule of Loans or Fixed Income Obligations, Item 27c - Schedule of Leases in Default or Classified as Uncollectible and Item 27d - Schedule of Reportable Transactions) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              /s/ KPMG Peat Marwick

Norfolk, Virginia
March 24, 1994
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                             EXHIBIT INDEX

Electronic
Submission
Exhibit
Number                       Description                         Page
- -----------  ---------------------------------------------       ----
   1         Consent of Independent Auditors                      7

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                                                       EXHIBIT 1






                    CONSENT OF INDEPENDENT AUDITORS
                    -------------------------------


The Board of Directors
Norfolk Southern Corporation

The  Board of Managers
Thrift and Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:


We consent to incorporation by reference in the Registration Statement (No. 33-44188) on Form S-8 of Norfolk Southern Corporation of our report dated March 24, 1994, relating to the statements of net assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies as of December 31, 1993, and 1992, and the related statements of changes in net assets available for benefits for the years then ended, which report appears on Page 5 in the December 31, 1993 Annual Report on Form 11-K of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.



                              /s/ KPMG Peat Marwick


Norfolk, Virginia
March 24, 1994